February 11, 2013

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re: American States Water Company

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 12, 2012

Response dated January 17, 2013

File No. 1-14431

Dear Mr. Mew:

This letter sets forth American States Water Company and its subsidiaries’ (“the Company”) responses to the additional comments on the above-referenced filing provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated February 6, 2013.  The additional comments arose from the Staff’s review of the Company’s response letter dated January 17, 2013.

Within this letter, the Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Note 1 —Summary of Significant Accounting Policies, page 83

Property and depreciation, page 84

1. We read your response to comment 1. Tell us why you recorded the deferral of the asset retirement costs in rate base as a component of utility plant when incurred as opposed to a regulatory asset and how your accounting complies with ASC 980-410-25-2.

Response:

The Company does not recover asset retirement costs through rates during the life of the associated asset and before the costs are incurred.  The Company receives recovery from ratepayers with respect to asset retirement costs once the asset is retired and costs are paid.

In the case of anticipated future asset retirement obligations where the Company has not paid the actual expenditures and for which the revenues are expected to be collected in future rates, the Company recognizes a regulatory asset for costs from asset retirement obligations within the scope of Subtopic 410-20 and consistent with ASC 980-410-25-2. Once these related assets are retired and costs are paid, this regulatory asset is reduced with a corresponding increase to net utility plant as described below.

Asset retirement costs (including all costs of removal) that have been paid by the Company are reflected as a component of net utility plant pursuant to California Public Utilities Commission (“CPUC”) rate treatment for water companies. The CPUC considers this cash outlay as a capital related investment cost and allows us to earn an authorized rate of return on all such expenditures.  The Company not only recovers the actual retirement/removal costs through the authorized utility plant composite depreciation rate over a multiyear period, but also earns an authorized rate of return on these costs during that recovery period. The Company’s accounting practice to include these costs as a component of utility plant is following ratemaking set forth by the CPUC.  The CPUC and the Company view these costs as a capital related asset within net utility plant to be treated in a manner consistent with any other costs of utility plant.

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We hereby represent that:

•                 The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                 The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s additional comments.  If you have any further questions or comments, please direct your questions or comments to the undersigned at (909) 394-3600 extension 707.

Very truly yours,

/s/ EVA G. TANG
Eva G. Tang
Senior Vice President-Finance, Chief Financial Officer,
Corporate Secretary and Treasurer